Azco Mining, Inc.
1128 Pennsylvania NE, Suite 200,
Albuquerque, New Mexico 87110

July 19, 2007

VIA EDGAR

Anne Nguyen Parker, Branch Chief
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

RE:	Azco Mining, Inc.
Registration Statement on Form SB-2
Filed March 23, 2007
SEC File No. 333-141558

Dear Ms. Parker:

     Azco Mining, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement to be as soon as practical.

Very truly yours,

Azco Mining, Inc.

By: /s/ W. Pierce Carson
Name: W. Pierce Carson
Title: President and Chief Executive Officer